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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                               SCHEDULE 13D/A
                   Under the Securities Exchange Act of 1934
                             (Amendment No. 12)

                           QUANTA SERVICES, INC.
           --------------------------------------------------------
                              (Name of Issuer)

                      Common Stock, $0.00001 par value
           --------------------------------------------------------
                       (Title of Class of Securities)

                                 74762E102
           --------------------------------------------------------
                              (CUSIP Number)

              Leslie J. Parrette, Jr., Senior Vice President,
                   General Counsel and Corporate Secretary
                           UtiliCorp United Inc.
       20 West Ninth Street, Kansas City, Missouri  64105  (816) 421-6600
       ------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                           September 24, 2001
           --------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check
the following box.   / /

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                                             Page 2 of 6 Pages

                              EXPLANATORY NOTE

As a result of technical difficulties with the recently-updated EDGARLink software for filings with the Securities and Exchange Commission, the filing of Amendment No. 12 to UtiliCorp United Inc.'s Schedule 13D related to Quanta Services, Inc. did not contain complete information. Accordingly, UtiliCorp United is refiling Amendment No. 12 herein and announcing that the original filing of this Amendment at 5:16 p.m. (Washington D.C. time) on Friday, September 28, 2001 should be disregarded.

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                                                             Page 3 of 6 Pages

                              CUSIP No. 74762E102
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1  NAMES OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
      UtiliCorp United Inc.   #440541877
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2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
      (a)  / /
      (b)  /X/
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3  SEC USE ONLY

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4  SOURCE OF FUNDS (See Instructions)
      WC, BK
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5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)

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6  CITIZENSHIP OR PLACE OR ORGANIZATION
      Delaware
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NUMBER OF SHARES              7  SOLE VOTING POWER
BENEFICIALLY OWNED                 27,586,979
BY EACH REPORTING            --------------------------------------------------
PERSON WITH                   8  SHARED VOTING POWER
                                   None*
                             --------------------------------------------------
                              9  SOLE DISPOSITIVE POWER
                                   27,586,979
                             --------------------------------------------------
                             10  SHARED DISPOSITIVE POWER
                                   None
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11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      27,586,979
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12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    (See Instructions)
      /X/
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13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      36.34%**
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14  TYPE OF REPORTING PERSON (See Instructions)
      CO
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*This representation is qualified by the fact that, as described in Item 4 of the Schedule 13D, UtiliCorp has the ability to vote or direct the vote of the shares subject to the Stockholder's Voting Agreements only in two limited, tax-related circumstances. UtiliCorp expressly disclaims beneficial ownership to any shares of Common Stock that are subject to the Stockholder's Voting Agreements.

**The percentage reflected in row 13 above is obtained by using 75,923,049 shares as the denominator (in accordance with Rule 13(d)3(d)(1)(i)(D)). This denominator includes: (a) 58,698,244 shares of Issuer's issued and outstanding Common Stock (as indicated in Issuer's Form 10-Q filed on August 14, 2001), and
(b) 17,224,805 shares of Common Stock into which Issuer's Convertible Preferred Stock held by UtiliCorp is convertible.

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                                                             Page 4 of 6 Pages

Also note that the percentage of Common Stock owned by UtiliCorp on a partially diluted basis is approximately 35.57%. This percentage is obtained by using 77,550,547 shares as the denominator, which includes (a) the 75,923,049 shares discussed in the previous paragraph, and (b) 1,627,498 shares of Limited Vote Common Stock (as indicated in Issuer's Form 10-Q filed on August 14, 2001). UtiliCorp's ownership can be further diluted by (x) other classes of Issuer's securities that can be converted into Common Stock and (y) shares of Common Stock issuable under Issuer's Stock Option Plan.

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                                                             Page 5 of 6 Pages

                             AMENDMENT NO. 12 TO
                          STATEMENT ON SCHEDULE 13D

INTRODUCTION

     All information herein with respect to UtiliCorp United Inc., a Delaware corporation ("UTILICORP"), and the common stock, par value $0.00001 per share (the "COMMON STOCK"), of Quanta Services, Inc., a Delaware corporation ("ISSUER"), is correct to the best knowledge and belief of UtiliCorp. The
Schedule 13D originally filed on October 4, 1999 on behalf of UtiliCorp and eleven amendments thereto filed on October 8, 1999, October 14, 1999, October 20, 1999, October 26, 1999, November 9, 1999, January 13, 2000, April 27,
2000, May 25, 2000, June 20, 2000, July 17, 2000 and May 23, 2001,
respectively, on behalf of UtiliCorp are incorporated by reference and amended as follows.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION; ITEM 4. PURPOSE OF TRANSACTION; ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     Between September 24, 2001 and September 27, 2001, UtiliCorp purchased 1,057,000 shares of Common Stock in a series of broker-assisted purchases on the open market for an aggregate purchase price of $13,374,718. These purchases will be funded by a combination of working capital and short-term debt.

     Subject to availability, price and other considerations, through open market purchases, UtiliCorp intends to increase its percentage of ownership of Issuer to a percentage that will enable it to enjoy the benefits of financial statement consolidation for accounting purposes. To satisfy the accounting requirements necessary to allow UtiliCorp to consolidate Issuer's financial statements with its own financial statements, UtiliCorp must own a number of shares sufficient to give it the ability to control the policies and direction of Issuer's management. Presently, the number of shares owned by UtiliCorp is insufficient to meet this requirement. UtiliCorp does not have any current plans or proposals to complete, or cause to be completed, any major changes in Issuer's business or corporate structure, including a business combination of Issuer with UtiliCorp or any other person, a sale of all or substantially all of Issuer's assets, a change in the direction of the management of Issuer, or a change in the policies of the board of directors of Issuer.

     The newly purchased Common Stock described in the first paragraph represents 1.39% of Issuer's outstanding securities (calculated in accordance with Rule 13(d)3(d)(1)(i)(D)), or 1.36% on a partially diluted basis. In the aggregate, UtiliCorp beneficially owns 27,586,979 shares of Issuer's Common Stock, which represent 36.34% of Issuer's outstanding securities (calculated in accordance with Rule 13(d)3(d)(1)(i)(D)), or 35.57% on a partially diluted basis.

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                                                             Page 6 of 6 Pages

                                   SIGNATURE

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated:  September 28, 2001             UtiliCorp United Inc.

                                       By:  /s/ Leslie J. Parrette, Jr.
                                           ------------------------------------
                                           Name:  Leslie J. Parrette, Jr.
                                           Title: Senior Vice President,
                                                  General Counsel and
                                                  Corporate Secretary